RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

06018841

RECEIVED
2006 NOV 28 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23.11.2006

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC announces new financial appointments'.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

11/29

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RBC RosBusinessConsulting

RBC announces new financial appointments

Moscow, November 23, 2006 - Today RBC Information Systems **(MICEX, RTS: RBCI)** has announced that Dmitry Belik, formerly CFO, is appointed Vice Chairman of Finance with responsibility for all strategic financial and investment matters. RBC's Board of Directors has named Alexandra Savchenko, formerly Deputy CFO, to serve as a new Chief Financial Officer of the company.

"Dmitry is stepping up to the role of Vice Chairman of Finance because of the rapid growth of the company, which requires a full-time strategist on financial and investment issues. He is a true leader, who helped build RBC into a solid, lasting business and I am confident he will be as successful in his new capacity," said German Kaplun, RBC Chairman and CEO.

"I am very enthusiastic about the opportunity to switch from day-to-day financial management to devote my time to strategic financial policy issues at RBC," said Belik. "It has been a privilege to work as a CFO at RBC and I am proud of the highly capable and strong financial team we have built. I am confident that Alexandra Savchenko will maintain and further enhance that strength in the years to come," he added.

Dmitry Belik, 38, co-founded RBC with German Kaplun and Alexander Morgulchik in 1993 and served as the company's CFO since 2000. He holds a Ph.D. in Economics from the Plekhanov Russian Economic Academy and received a number of professional awards as the best chief financial officer. During Mr.Belik's tenure, RBC went public and grew from $8.8m in revenue and about 400 employees in 2000 to $115.9m in 9M2006 and over 2,000 employees today.

Alexandra Savchenko, 37, joined RBC in 1995 as an accountant. She was promoted to Deputy Chief Accountant of RBC's news agency in 1996 and over the following five years rose to the rank of Chief Accountant of the RBC Group of Companies. In her nearly twelve years with RBC, Ms. Savchenko has had a wide variety of financial responsibilities, including leadership of unit finance and company-wide financial reviews. For the past four years, she has been second in command in the Finance Department, with responsibility for all operational finance and accounting matters.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com